January 15, 2020

Mark A. Goldsmith
Chief Executive Officer
Revolution Medicines, Inc.
700 Saginaw Drive
Redwood City, CA 94063

       Re: Revolution Medicines, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 10, 2020
           CIK No. 0001628171

Dear Dr. Goldsmith:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 5, 2019 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Our product candidates, page 3

1. We note your disclosure on page 4 that you have entered into an agreement with Amgen to evaluate the combination of RMC-4630 and Amgen's KRASG12C (OFF) inhibitor
       AMG 510 in a Phase 1b trial that will be conducted by Amgen. Please describe the material terms of this agreement and file it as an exhibit to your registration statement.
 Mark A. Goldsmith
Revolution Medicines, Inc.
January 15, 2020
Page 2
Management's discussion and analysis of financial condition and results of operations
Comparison of the Results of Operations for the nine months ended September 30, 2018 and
2019, page 95

2. We note your 287%, 95% and 48% increases in collaboration revenue, research and development expense, and general and administrative expense during the nine months ended September 30, 2019 compared to the same period in 2018. Please expand each of these disclosures to explain whether you believe any of these increases represent a trend to continue in future periods. See Item 303(b) of Regulation S-K, including Instruction 3 thereto.

Management
Compensation committee interlocks and insider participation, page 178

3. Please update to include disclosure regarding the last completed fiscal year.
Exhibits and financial statement schedules, page II-3

4. Please file as exhibits to your registration statement the forms of the new employment agreements you intend to enter into with your named executive officers in connection with this offering.
       You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMark A. Goldsmith                            Sincerely,
Comapany NameRevolution Medicines, Inc.
                                                               Division of
Corporation Finance
January 15, 2020 Page 2                                        Office of Life
Sciences
FirstName LastName